UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“BSC”) today announced two-year follow-up data from BSC’s TAXUS VI clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 24, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Tuesday, May 24, 2005

MODERATE-RELEASE TAXUS® EXPRESS2™ CORONARY STENT SYSTEM DEMONSTRATES EXCELLENT DURABILITY IN HIGH-RISK PATIENTS OUT TO TWO YEARS

TAXUS VI results support excellent safety and efficacy profile

VANCOUVER, BC and PARIS, FRANCE, May 24, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced two-year follow-up data from BSC’s TAXUS VI clinical trial. The data demonstrated that the safety and efficacy benefits associated with a moderate-release formulation of the TAXUS® Express2™ paclitaxel-eluting stent system were maintained at two years. Analysis of the data was presented by the Co-Principal Investigator Professor Eberhard Grube, M.D. BSC made the announcement at the annual Paris Course on Revascularization.

The randomized, double-blind, controlled study of 448 patients at 44 international sites is designed to assess the TAXUS moderate-release paclitaxel-eluting coronary stent system in reducing restenosis in high-risk patients, including long de novo lesions with overlapping stents, small vessels and diabetics. Lesion size ranged from 18 – 40 mm in length and 2.5 – 3.75 mm in diameter. TAXUS VI is the first clinical trial to support durability of drug-eluting stents in complex lesions at two years. Clinical follow-up included more than 95 percent of the patients enrolled at two years (428 out of 446).

“The two-year data from TAXUS VI clearly demonstrate the sustained safety and efficacy of the moderate-release TAXUS paclitaxel-eluting stent system in the treatment of patients with long lesions treated with multiple, overlapping stents,” said Dr. Grube.  “These data indicate that TAXUS stents offer sustained TLR benefits over time.”

Continued efficacy

BSC reports that the study’s results indicate a continued significant reduction in target lesion revascularization (TLR, or retreatment rate) as compared to the control group at two years. The study reported a 2-year TLR rate of 9.7 percent (21/216) for the TAXUS group, as compared with 21.0 percent (46/219) for the control group (P=0.0013) (only three more interventions were reported between one and two years for the TAXUS group).  The rate of patients living free of TLR events was 90.3 percent at two years for the TAXUS group, as compared to 79 percent for the bare-metal stent control group.

Long-term safety

BSC also states that the two-year results for TAXUS VI support long-term safety with the increased levels of paclitaxel in the moderate-release formulation used in the study. Even with an in vitro dosing rate 8-10 times greater than the commercialized slow-release formulation, no compromise in safety was observed. Stent thromboses remained low and comparable to control rates (0.9 percent for both the TAXUS group and the control group).

In May 2004, BSC announced nine-month data from the TAXUS VI study, including TLR. The nine-month TLR rate of 6.8 percent in the TAXUS group was significantly lower than the control group rate of 18.9 percent.

BSC launched the slow-release formulation TAXUS Express2 paclitaxel-eluting coronary stent system in Europe and other international markets in February 2003 and in the United States in March 2004. The TAXUS Express2 moderate-release paclitaxel-eluting stent is not approved for commercial distribution.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12